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                       CONSTELLATION CAPITAL PARTNERS LLC




FOR IMMEDIATE RELEASE                               CONTACT:  John A. Young
                                                             Vice President
                                                             (804) 560-4074





                  CONSTELLATION CAPITAL ANNOUNCES CLEARANCE OF
                ANTITRUST REVIEW IN OFFER FOR IMO INDUSTRIES INC.

Richmond, VA, (August 8, 1997) -- Constellation Capital Partners LLC announced today that the Federal Trade Commission has granted early termination to the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act with respect to the tender offer being made by its affiliate, II Acquisition Corp. for all outstanding shares of common stock (including the associated Series B Junior Participating Preferred Stock Purchase Rights) of Imo Industries Inc. (NYSE:IMD). The offer is scheduled to expire at midnight, EDT on Wednesday, August 27, 1997, unless extended.


Imo Industries, with 1996 sales of $469 million, is a diversified manufacturer of pumps, fluid sensors, motion control products, remote control systems and automotive components, with operations worldwide.

Constellation Capital Partners LLC is a private equity firm based in Richmond, Virginia.